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                                                                       Exhibit 5

                       INTERNATIONAL FOAM SOLUTIONS, INC.

                         COMMON STOCK PURCHASE WARRANT


         This Warrant certifies that, for value received, ________ (the
"Warrant Holder") is entitled to purchase from INTERNATIONAL FOAM SOLUTIONS, INC. (the "Company"), upon surrender of this Warrant at the principal offices of the Company during the period hereinafter provided, up to _________ shares of the $.01 par value common voting stock of the Company (the "Shares") at the purchase price per share set forth herein.

         WHEN EXERCISABLE. This Warrant shall be Exercisable at any time on or before May 31, 2001.

         PURCHASE PRICE. The purchase price for Shares purchased pursuant to this Warrant shall be $____ per share.

         EXPIRATION OF WARRANT. If at any time the company enters into a letter of intent with an underwriter to make a public offering of its common stock, the Company shall have the right to terminate this Warrant by providing not less than 30 days prior written notice to the Warrant Holder. This written notice shall state (i) that the Company has entered into a letter of intent to make a public offering of its common stock, (ii) the book value per share of the Company's common stock as of the end of the Company's most recently completed fiscal quarter, (iii) the then current purchase price per share under the terms of this Warrant, (iv) the Company's best good faith estimate of the anticipated offering price in the public offering, and (v) the date upon which this Warrant will terminate, which shall be not less than 30 days from the date of the written notice. The Warrant Holder shall be entitled to exercise all or any part of this Warrant at any time prior to the stated termination date. Any portion of this Warrant not exercised as of the stated termination date shall terminate as of that date and be null and void.

         METHOD OF EXERCISE. This Warrant may be exercised in whole or in part by surrendering this Warrant at the principal offices of the Company accompanied by payment in cleared funds of the purchase price for the number of Shares being purchased. Upon exercise, the Company will forthwith cause to be executed, issued and delivered to the Warrant Holder a certificate or certificates for the proper number of Shares.

         Upon a partial exercise of this Warrant, the Company shall, in addition to delivery of certificates for the Shares thereby purchased, deliver to the Warrant Holder a new Warrant for the remaining Shares then subject to the unexercised portion of the Warrant. The new Warrant shall be dated the date hereof and shall contain the same terms and conditions as this Warrant.

         Certificates for Shares issued upon exercise of this Warrant shall be dated and effective as of the later of the date of surrender of this Warrant for exercise or payment of the appropriate purchase price, notwithstanding any delay in the actual execution, issuance or delivery of the certificates for the Shares.

         COVENANTS AS TO SHARES. The Company covenants that it will at all times maintain an available and adequate reserve of duly authorized but unissued shares of its common stock, free from preemptive rights, sufficient to effect the full exercise of this Warrant in accordance with its terms. All Shares issued upon exercise of this Warrant will be validly issued, fully paid and non-assessable.



                                             INTERNATIONAL FOAM SOLUTIONS, INC.


Date:                                        By:
     ----------------------                     --------------------------------
                                                    Harvey Katz, CEO